Exhibit 14.1

OCEANHAWK ACQUISITION II CORP.

CODE OF BUSINESS CONDUCT AND ETHICS

Adopted [●], 2026

In accordance with the requirements of the Securities and Exchange Commission (the “SEC”), and the Nasdaq Stock Market LLC (“NASDAQ”) Listing Standards, the Board of Directors (the “Board”) of Oceanhawk Acquisition II Corp. (the “Company”) has adopted this Code of Business Conduct and Ethics (the “Code”) to encourage:

●	Honest and ethical conduct, including fair dealing and the ethical handling of actual or apparent conflicts of interest;

●	Full, fair, accurate, timely and understandable disclosure;

●	Compliance with applicable governmental laws, rules and regulations;

●	Prompt internal reporting of any violations of law or the Code;

●	Accountability for adherence to the Code, including fair process by which to determine violations;

●	Consistent enforcement of the Code, including clear and objective standards for compliance;

●	Protection for persons reporting any such questionable behavior;

●	The protection of the Company’s legitimate business interests, including its assets and corporate opportunities; and

●	Confidentiality of information entrusted to directors, officers and employees by the Company and its customers.

All directors, officers and employees (each a “Covered Party” and, collectively, the “Covered Parties”) of the Company are expected to be familiar with the Code and to adhere to those principles and procedures set forth below.

I.	Conflicts of Interest

A conflict of interest occurs when the private interests of a Covered Party interfere, or appear to interfere, with the interests of the Company as a whole.

For example, a conflict of interest can arise when a Covered Party takes actions or has personal interests that may make it difficult to perform his or her Company duties objectively and effectively. A conflict of interest may also arise when a Covered Party, or a member of his or her immediate family,1 receives improper personal benefits as a result of his or her position at the Company.

Conflicts of interest can also occur indirectly. For example, a conflict of interest may arise when a Covered Party is also an executive officer, a major shareholder or has a material interest in a company or organization doing business with the Company.

Each Covered Party has an obligation to conduct the Company’s business in an honest and ethical manner, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company including any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving the Company, should be disclosed promptly to the Company’s Audit Committee of the Board.

II.	Disclosures

The information in the Company’s public communications, including in all reports and documents filed with or submitted to the SEC, must be full, fair, accurate, timely and understandable.

To ensure the Company meets this standard, all Covered Parties (to the extent they are involved in the Company’s disclosure process) are required to maintain familiarity with the disclosure requirements, processes and procedures applicable to the Company commensurate with their duties. Covered Parties are prohibited from knowingly misrepresenting, omitting or causing others to misrepresent or omit, material facts about the Company to others, including the Company’s independent auditors, governmental regulators and self-regulatory organizations.

[1]	Item 404(a) of SEC Regulation S-K defines “immediate family member” as a person’s child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, or any person (other than a tenant or employee) sharing the person’s household.

III.	Compliance with Laws, Rules and Regulations

The Company is obligated to comply with all applicable laws, rules and regulations. It is the personal responsibility of each Covered Party to adhere to the standards and restrictions imposed by these laws, rules and regulations in the performance of his or her duties for the Company.

The Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer or Controller (or persons performing similar functions) of the Company (together, the “Senior Financial Officers”) are also required to promote compliance by all employees with the Code and to abide by Company standards, policies and procedures.

IV.	Insider Trading

Trading on inside information is a violation of federal securities law. Covered Parties in possession of material non-public information about the Company or companies with whom we do business must abstain from trading or advising others to trade in the respective company’s securities from the time that they obtain such inside information until adequate public disclosure of the information. Material information is information of such importance that it can be expected to affect the judgment of investors as to whether or not to buy, sell, or hold the securities in question. To use non-public information for personal financial benefit or to “tip” others, including family members, who might make an investment decision based on this information is not only unethical but also illegal.

V.	Reporting, Accountability and Enforcement

The Company promotes ethical behavior at all times and encourages Covered Parties to talk to supervisors, managers and other appropriate personnel, including the officers, outside counsel for the Company and the Board or the relevant committee thereof, when in doubt about the best course of action in a particular situation.

Covered Parties should promptly report suspected violations of laws, rules, regulations or the Code or any other unethical behavior by any director, officer, employee or anyone purporting to be acting on the Company’s behalf to appropriate personnel, including officers, outside counsel for the Company and the Board or the relevant committee thereof. Reports may be made anonymously. If requested, confidentiality will be maintained, subject to applicable law, regulations and legal proceedings.

The Audit Committee of the Board shall investigate and determine, or shall designate appropriate persons to investigate and determine, the legitimacy of such reports. The Audit Committee will then determine the appropriate disciplinary action. Such disciplinary action includes, but is not limited to, reprimand, termination with cause, and possible civil and criminal prosecution.

To encourage employees to report any and all violations, the Company will not tolerate retaliation for reports made in good faith. Retaliation or retribution against any Covered Party for a report made in good faith of any suspected violation of laws, rules, regulations or this Code is cause for appropriate disciplinary action.

VI.	Corporate Opportunities

All Covered Parties owe a duty to the Company to advance the legitimate interests of the Company when the opportunity to do so arises. Covered Parties are prohibited from directly or indirectly (a) taking personally for themselves opportunities that are discovered through the use of Company property, information or positions; (b) using Company property, information or positions for personal gain; or (c) competing with the Company for business opportunities.

VII.	Confidentiality

In carrying out the Company’s business, Covered Parties may learn confidential or proprietary information about the Company, its customers, distributors, suppliers or joint venture partners. Confidential or proprietary information includes all non-public information relating to the Company, or other companies, that would be harmful to the relevant company or useful or helpful to competitors if disclosed.

Covered Parties must maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally mandated.

VIII.	Fair Dealing

Each Covered Party should endeavor to deal fairly with the Company’s customers, service providers, suppliers, competitors and employees. No Covered Party should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

IX.	Protection and Proper Use of Company Assets

All Covered Parties should protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. All Company assets should be used only for legitimate business purposes.

X.	Waivers

Before an employee, or an immediate family member of any such employee, engages in any activity that would be otherwise prohibited by the Code, he or she is strongly encouraged to obtain a written waiver from the Board.

Before a director or executive officer, or an immediate family member of a director or executive officer, engages in any activity that would be otherwise prohibited by the Code, he or she must obtain a written waiver from the disinterested directors of the Board. Such waiver must then be disclosed to the Company’s shareholders, along with the reasons for granting the waiver.

XI.	No Rights Created

This Code is a statement of certain fundamental principles, policies and procedures that govern the Company’s Covered Parties in the conduct of the Company’s business. It is not intended to and does not create any rights in any employee, customer, client, visitor, supplier, competitor, shareholder or any other person or entity. It is the Company’s belief that the policy is robust and covers most conceivable situations.